Mount Logan Capital Inc.
650 Madison Avenue, 3rd Floor
New York, NY 10022
April 28, 2026
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Mount Logan Capital Inc.
    Registration Statement on Form S-8 (File No. 333-291950)
    Form RW – Application for Withdrawal
Ladies and Gentlemen:
On December 5, 2025, Mount Logan Capital Inc. (the “Company”) filed a Registration Statement on Form S-8 (File No. 333-291950) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) for 2,600,000 shares of the Company’s common stock, par value $0.001 per share.
The Registration Statement, which was filed in error, covered the same shares as the Company’s Registration Statement on Form S-8, File No. 333-291939, which was filed on December 4, 2025. Accordingly, Pursuant to Rule 477 promulgated under the Securities Act, the Registrant hereby requests the immediate withdrawal of the Registration Statement (File No. 333-291950; Accession No. 0002051820-25-000155).
The Company confirms that the Registration Statement became effective upon filing; however, no securities have been sold pursuant to the Registration Statement.
The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements of the Company.
If you have questions regarding this request for withdrawal, please contact Jennifer Zepralka of Mayer Brown LLP at (202) 263-3446.
Sincerely,
Mount Logan Capital, Inc.

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer